Exhibit 12.1

NAVIENT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	Years Ended December 31,					Three Months Ended Mar. 31,
	2012	2013	2014	2015	2016	2016	2017
Income (loss) from continuing operations before income taxes	$1,437	$2,087	$1,818	$1,580	$1,108	$284	$141
Add: Fixed charges	2,565	2,213	2,066	2,077	2,445	566	676

Total earnings	$4,002	$4,300	$3,884	$3,657	$3,553	$850	$817

Interest expense	$2,561	$2,210	$2,063	$2,074	$2,441	$565	$675

Rental expense, net of income	4	3	3	3	4	1	1

Total fixed charges	2,565	2,213	2,066	2,077	2,445	566	676
Preferred stock dividends	31	31	10	—	—	—	—

Total fixed charges and preferred stock dividends	$2,596	$2,244	$2,076	$2,077	$2,445	$566	$676

Ratio of earnings to fixed charges(1)	1.56	1.94	1.88	1.76	1.45	1.50	1.21

Ratio of earnings to fixed charges and preferred stock dividends(1)	1.54	1.92	1.87	1.76	1.45	1.50	1.21

(1)	For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.